NUMBER

01471

SHARES

BANRO CORPORATION

INCORPORATED UNDER THE *CANADA BUSINESS CORPORATIONS ACT*

CUSIP 066800 10 3

SPECIMEN

THIS
CERTIFIES
THAT

SPECIMEN

IS THE
REGISTERED
HOLDER OF

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE IN THE CAPITAL OF

BANRO CORPORATION

transferable only on the books of the Corporation by the holder hereof in person or by attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid until countersigned by the Transfer Agent and Registrar of the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by its duly authorized officers.

DATED

EXECUTIVE VICE PRESIDENT

SECRETARY

COUNTERSIGNED AND REGISTERED
EQUITY TRANSFER SERVICES INC., Toronto
TRANSFER AGENT AND REGISTRAR

SPECIMEN

BY ....
AUTHORIZED OFFICER

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE AT THE PRINCIPAL OFFICE OF EQUITY TRANSFER SERVICES INC. IN TORONTO.

THE CLASS OR SERIES OF SHARES REPRESENTED BY THIS CERTIFICATE HAS RIGHTS, PRIVILEGES, RESTRICTIONS OR CONDITIONS ATTACHED TO IT. THE CORPORATION WILL FURNISH TO A SHAREHOLDER, ON DEMAND AND WITHOUT CHARGE, A FULL COPY OF THE TEXT OF THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO EACH CLASS AUTHORIZED TO BE ISSUED AND TO EACH SERIES IN SO FAR AS THEY HAVE BEEN FIXED BY THE DIRECTORS, AND THE AUTHORITY OF THE DIRECTORS TO FIX THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF SUBSEQUENT SERIES.

For value received ________ hereby sell, assign and transfer unto

____

(PLEASE PRINT OR TYPEWRITE NAME, ADDRESS AND S.I.N. OF ASSIGNEE)

____

SOCIAL INSURANCE NUMBER

☐☐☐-☐☐☐-☐☐☐

____

________________________________ Shares

of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____

________________________________ Attorney

to transfer the said stock on the Books of the within-named Corporation with full power of substitution in the premises.

Dated __________________

____

In the presence of

____

Signature Guaranteed by:

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.